UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number 1-13175
VALERO ENERGY CORPORATION THRIFT PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Antonio, Texas
June 28, 2007

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments:
Valero Energy Corporation common stock	$927,520,741	$994,680,261
Mutual funds	358,596,286	270,225,925
Common/collective trusts	188,401,278	174,747,150
Self-directed investments	82,886,585	63,113,248
Participant loans	38,676,151	36,342,735
Money market security	464,922	423,949

Total investments at fair value	1,596,545,963	1,539,533,268

Receivables:
Employer contributions, net of forfeitures of $0 and $73,940, respectively	1,056,392	967,030
Interest and dividends	315,312	172,184
Due from brokers for securities sold	1,324,703	622,170

Total receivables	2,696,407	1,761,384

Cash	400,282	2,810,590

Net assets available for benefits at fair value	1,599,642,652	1,544,105,242

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,667,498	2,429,164

Net assets available for benefits	$1,602,310,150	$1,546,534,406

See Notes to Financial Statements.

or

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2006	2005
Investment income:
Interest income	$2,765,660	$2,013,181
Dividend income	41,226,751	19,228,746
Net appreciation in fair value of investments	27,789,757	566,493,089

Total investment income	71,782,168	587,735,016

Contributions:
Employee	82,811,631	71,287,447
Employer, net of forfeitures	36,618,239	30,434,221

Total contributions	119,429,870	101,721,668

Asset transfers in from other plans:
Kaneb Services LLC 401(k) Savings Plan	31,610,583	—
Premcor Retirement Savings Plan	23,968,276	—
Valero Savings Plan	58,857	153,396

Total asset transfers in from other plans	55,637,716	153,396

	246,849,754	689,610,080

Deductions from net assets:
Withdrawals by participants	(174,913,046)	(88,011,425)
Administrative expenses	(441,866)	(455,757)

Total deductions	(175,354,912)	(88,467,182)

Asset transfers out to other plans:
NuStar GP, LLC Thrift Plan	(15,594,110)	—
Valero Savings Plan	(124,988)	(9,191)

Total asset transfers out to other plans	(15,719,098)	(9,191)

	(191,074,010)	(88,476,373)

Net increase in net assets available for benefits	55,775,744	601,133,707

Net assets available for benefits:
Beginning of year	1,546,534,406	945,400,699

End of year	$1,602,310,150	$1,546,534,406

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2006, Valero owned and operated 18 refineries in the United States, Canada, and Aruba with a combined total throughput capacity, including processed crude oil, intermediates, and other feedstocks, of approximately 3.3 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Energy Corporation Thrift Plan (Thrift Plan) provides only general information. Participants should refer to the plan document for a complete description of the Thrift Plan’s provisions.
General
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor. An administrative committee (Administrative Committee), consisting of persons selected by Valero, administers the Thrift Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.
Acquisitions, Dispositions, and Asset Transfers
On May 31, 2005, Valero sold the stock of Colorado Refining Company, an indirect wholly owned subsidiary of Valero, to Suncor Energy (U.S.A.) Inc. (Suncor). The principal assets of Colorado Refining Company were a 30,000 barrel-per-day refinery near Denver, Colorado and a products terminal in Colorado. As a result of this sale, approximately 140 employees at these facilities became employees of Suncor. Those employees who were participants in the Thrift Plan became fully vested in their employer accounts and had various options related to their account balances, including retention in the Thrift Plan, a distribution from the Thrift Plan, or a rollover to a Suncor 401(k) plan or an individual retirement account.
On July 1, 2005, NuStar Energy L.P. (formerly Valero L.P.) completed its acquisition of Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, Kaneb). Kaneb employees, including both union and nonunion personnel, became employees of Valero. With the exception of Kaneb employees associated with assets required to be divested pursuant to a consent decree issued by the Federal Trade Commission, all nonunion Kaneb employees and certain union Kaneb employees became eligible to participate in the Thrift Plan effective July 1, 2005. Effective January 1, 2006, the remaining union

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Kaneb employees became eligible to participate in the Thrift Plan. Effective March 1, 2006, the Kaneb Services LLC 401(k) Savings Plan was merged into the Thrift Plan with a total account balance of $31,610,583.
On September 1, 2005, Valero completed its merger with Premcor Inc. (Premcor). Union and corporate employees of Premcor continued participation in their respective savings plans previously sponsored by Premcor. Effective October 1, 2005, former Premcor employees other than union and corporate employees identified above became eligible to participate in the Thrift Plan. On February 16, 2006, these former Premcor employees had the option to transfer their balances from the Premcor Retirement Savings Plan into the Thrift Plan, of which the total account balance transferred was $23,968,276. Effective January 1, 2007, certain former Premcor union employees became eligible to participate in the Thrift Plan.
Through agreements with NuStar Energy L.P., Valero has access to a logistics system that complements Valero’s refining and marketing business. NuStar Energy L.P. is a publicly traded, master limited partnership that owns and operates crude oil pipelines, crude oil and intermediate feedstock storage facilities, and refined product pipelines and terminals. As of December 31, 2005, Valero owned approximately 23% of NuStar Energy L.P., which had no employees but was instead operated by employees of NuStar GP, LLC (formerly Valero GP, LLC), a wholly owned subsidiary of NuStar GP Holdings, LLC (formerly Valero GP Holdings, LLC), who were included in the Thrift Plan. Valero GP Holdings, LLC was an indirect wholly owned subsidiary of Valero. In July of 2006, Valero sold approximately 41% of its ownership interest in Valero GP Holdings, LLC through a public offering, and effective July 1, 2006, NuStar GP, LLC ceased to be an employer under the Thrift Plan. Accordingly, employees of NuStar GP, LLC became ineligible to participate in the Thrift Plan. Those employees who were participants in the Thrift Plan became fully vested in their employer accounts and had various options related to their account balances, including retention in the Thrift Plan, an election for a direct rollover to a qualified individual retirement account or other eligible retirement plan, a distribution from the Thrift Plan, or a rollover distribution of their accounts to the NuStar GP, LLC Thrift Plan. During the year ended December 31, 2006, $15,594,110 was transferred from the Thrift Plan to the NuStar GP, LLC Thrift Plan.
In addition, from time to time, asset transfers occur between the Valero Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.
Participation
Participation in the Thrift Plan is voluntary. Through June 30, 2006, employees were eligible to participate in the Thrift Plan upon the completion of 30 days of continuous service. Effective July 1, 2006, employees are immediately eligible to participate in the Thrift Plan. However, retail store employees are not eligible to participate in the Thrift Plan as they are eligible to participate in another plan sponsored by Valero. Through December 31, 2005, employees were eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service. Effective January 1, 2006, employees became eligible to participate in Valero’s employer matching contributions after completion of 30 days of continuous service.
Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service. Former participants who are reemployed after a break in service are generally eligible to become participants immediately following reemployment.
Contributions
Participants can make basic contributions of not less than 2% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their annual total salary. Annual total salary represents a participant’s current base salary, which includes commissions, overtime, job upgrade pay, and shift differential pay and is not reduced for pre-tax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero’s FlexPlan benefits program nor for pre-tax contributions under the Thrift Plan itself. Through December 31, 2006, annual total salary also included cash bonuses; however, participants could elect not to make a contribution from their bonus. Effective January 1, 2007, the definition of annual total salary was revised to exclude bonus payments unless participants affirmatively elect to include bonus payments as part of their annual total salary. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions. For the years ended December 31, 2006 and 2005, rollover contributions totaled $7,518,472 and $8,822,464, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.
Participants elect to make contributions to the Thrift Plan on a before-tax and/or after-tax basis. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,000 and $4,000 for the years ended December 31, 2006 and 2005, respectively.
Valero makes an employer contribution to the Thrift Plan equal to 75% of each participant’s total basic contributions related to base salary, i.e., cash bonuses are excluded from the participant’s total annual compensation for purposes of calculating the matching contribution.
Forfeitures
Valero’s employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. Employer contributions received during the years ended December 31, 2006 and 2005 were reduced by $318,696 and $264,375, respectively, related to forfeited non-vested accounts. As of December 31, 2006 and 2005, forfeited non-vested accounts available to reduce future employer contributions were $83,928 and $25,470, respectively.
Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting
Participants are vested 100% in their employee account at all times. Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.
The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.
In December 2004, certain Valero employees became employees of Enterprise Products Operating L.P. (Enterprise) as a result of a sale of assets to Enterprise. On March 30, 2005, the Thrift Plan was amended to provide that those employees would be fully vested in their employer accounts.
Former Premcor employees who became Valero employees and commenced participation in the Thrift Plan on October 1, 2005 became fully vested in their employer accounts. In addition, certain former Premcor union employees who became eligible to participate in the Thrift Plan effective January 1, 2007 became fully vested in their employer accounts.
Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Common Stock Fund, mutual funds, common/collective trusts, the Multi-Cap Core Fund, and other self-directed investments. Investments in the Multi-Cap Core Fund are comprised of investments in the Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock; however, participants may transfer 100% of Valero’s employer contributions to any other investment option offered.
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:
•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Thrift Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant’s before-tax contributions.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $5,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent. On March 28, 2005, the Thrift Plan was amended to lower the value of a distribution to a participant that may be made, prior to the participant attaining age 65, without the participant’s consent from $5,000 to $1,000 or such higher amount as permitted by law or regulation.
Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Thrift Plan until their accounts are distributed.
In November 2005, the Administrative Committee authorized the inclusion of the Katrina Emergency Tax Relief Act of 2005 (KETRA) provisions in the Plan. In September 2005, the U.S. Congress passed the KETRA which, among other provisions, created a new hurricane distribution option for eligible retirement plans. KETRA allows for penalty-free distributions of up to $100,000 from thrift and savings plans to qualified individuals who lived in the Hurricane Katrina disaster area on August 25, 2005 and sustained economic loss due to the hurricane.
In February 2006, the Administrative Committee authorized the inclusion of the Gulf Opportunity Zone Act of 2005 (GO Zone Act) provisions in the Plan. In December 2005, the U.S. Congress passed the GO Zone Act which extends certain KETRA provisions to individuals who suffered economic loss due to Hurricane Rita or Wilma and whose principal residence is located in the Hurricane Rita or Wilma disaster area.
Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their employee account and the vested portion of their employer account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan may not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2006, interest rates on outstanding participant loans ranged from 5.0% to 11.5% with maturity dates ranging from January 2007 to December 2021. Loan repayments of

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.
Plan Expenses
Administrative expenses of the Thrift Plan, including trustee fees and expenses and other costs, are paid by Valero, or at Valero’s option, by the Thrift Plan. During the years ended December 31, 2006 and 2005, Valero paid administrative expenses of $353,047 and $310,993, respectively.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
New Accounting Pronouncements
FSP Nos. AAG INV-1 and SOP 94-4-1
In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP amends the guidance in American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Thrift Plan has adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006, and has retroactively applied the FSP’s guidance to the statement of net assets available for benefits as of December 31, 2005 to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Thrift Plan’s net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.
FASB Statement No. 157
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of Statement No. 157 is not expected to materially affect the Thrift Plan’s financial position or results of operations.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Thrift Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of December 31. Money market securities and participant loans are valued at cost, which approximates fair value. The Thrift Plan’s investment in the Merrill Lynch Equity Index Trust is stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets.
The Thrift Plan’s investment in the Retirement Preservation Trust, a common/collective trust which is fully benefit-responsive, is presented in the statement of net assets available for benefits at the fair value of units held by the Thrift Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.
3. Investments
Investments that represent 5% or more of the Thrift Plan’s net assets are as follows:

	December 31,
	2006	2005
Valero Energy Corporation common stock	$927,520,741	$994,680,261
Retirement Preservation Trust (contract value of $143,113,738 and $138,341,197, respectively)	140,446,240	135,912,033

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Thrift Plan’s investment in shares of Valero common stock represents 58.1% and 64.6% of total investments at fair value as of December 31, 2006 and 2005, respectively.
During the years ended December 31, 2006 and 2005, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2006	2005
Valero Energy Corporation common stock	$4,332,112	$557,028,248
Mutual funds	10,934,879	9,827,421
Common/collective trusts	6,371,646	1,750,255
Self-directed investments:
Common stock	5,660,220	(2,143,943)
Mutual funds	490,527	31,677
Preferred stock	373	(569)

Net appreciation in fair value of investments	$27,789,757	$566,493,089

For the years ended December 31, 2006 and 2005, dividend income included $5,676,980 and $3,638,611, respectively, of dividends paid on Valero common stock.
4. Party-in-Interest Transactions
Certain Thrift Plan investments are shares of common/collective trusts and mutual funds managed by an affiliate of Merrill Lynch, the trustee of the Thrift Plan and a party-in-interest with respect to the Thrift Plan. In addition, the Thrift Plan allows for investment in Valero’s common stock. Valero is the Thrift Plan sponsor and a party-in-interest with respect to the Thrift Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
5. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts.
6. Tax Status
The Internal Revenue Service has determined and informed Valero by a letter dated April 26, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$1,602,310,150	$1,546,534,406
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,667,498)	—
Less: Amounts allocated to withdrawing participants	(448,778)	(519,911)

Net assets available for benefits per the Form 5500	$1,599,193,874	$1,546,014,495

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2006	2005
Withdrawals by participants per the financial statements	$174,913,046	$88,011,425
Add: Amounts allocated to withdrawing participants as of end of year	448,778	519,911
Less: Amounts allocated to withdrawing participants as of beginning of year	(519,911)	(70,893)

Benefits paid to participants per the Form 5500	$174,841,913	$88,460,443

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2006	2005
Investment income per the financial statements	$71,782,168	$587,735,016
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,667,498)	—

Investment income per the Form 5500	$69,114,670	$587,735,016

VALERO ENERGY CORPORATION THRIFT PLAN
EIN: 74-1828067
Plan No. 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006

Identity of Issue/Description of Investment			Current Value
Common stock:
	*	Valero Energy Corporation	$927,520,741

Mutual funds:
		American Funds EuroPacific Growth Fund	59,885,228
		The Oakmark Equity and Income Fund	49,664,933
	*	BlackRock Basic Value Fund, Inc.	45,374,510
		Vanguard PRIMECAP Fund	45,037,301
	*	BlackRock Global Allocation Fund, Inc.	35,022,802
		Fidelity Magellan Fund	31,764,614
		American Century Ultra Fund	23,032,829
		Templeton Foreign Fund	19,673,363
	*	BlackRock Bond Fund	18,389,104
		MFS Massachusetts Investors Growth Stock Fund	13,702,518
		Ariel Fund	11,629,643
		AIM Income Fund	5,419,441

		Total mutual funds	358,596,286

Common/collective trusts:
	*	Retirement Preservation Trust	140,446,240
	*	Merrill Lynch Equity Index Trust	47,955,038

		Total common/collective trusts	188,401,278

Self-directed investments			82,886,585

*	Participant loans (interest rates range from 5.0% to 11.5%; maturity dates range from January 2007 to December 2021)		38,676,151

Money market security:
	*	Merrill Lynch Retirement Reserves	464,922

		Total investments at fair value	$1,596,545,963

*	Party-in-interest to the Thrift Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 28, 2007